LINKWELL CORPORATION
1104 Jiatong Road
Jiading District
Shanghai, China  201807

telephone (86) 21-5566-6258

July 25, 2012

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:          Linkwell Corporation (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed May 29, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 15, 2012
Forms 8-K and 8-K/A
Filed April 4, 2012 and May 11, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-24977

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated June 25, 2012.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 1 to its preliminary information statement on Schedule 14C together with Amendment No. 1 to the Form 10-Q for the period ended March 31, 2012 (the “10-Q Amendment”), Amendment No. 1 to the Form 10-K for the year ended December 31, 2011 (the “10-K Amendment”) and Amendment No. 2 to the Current Report on Form 8-K (the “8-K Amendment”) which have been revised to reflect the Company’s responses to the staff’s comments.

Preliminary Information Statement on Schedule 14C filed May 29, 2012

General

1.           Please use the correct EDGAR tag for PRE14C for your filing, rather than PREM14A.

RESPONSE: The Company will ensure that the EDGAR filer uses the correct filing tag as requested in future filings.

2.	Please revise your disclosure to state the record date on which you determined the stockholders eligible to give written consent. See Item 6 of Schedule 14A.

RESPONSE:  The requested additional information has been added to Amendment No. 1 to the preliminary information statement; please see page 1.

3.
Please revise your filing to indicate the date on which you received the written consent from the holders of 60.1% of your outstanding voting securities.  In this regard, we note that your current disclosure appears to reflect a tentative date after the filing of your preliminary information statement.

RESPONSE:  Prior to the filing of the preliminary information statement, the Company received the verbal commitments of its management, as well as verbal commitments from its PRC law firm and its corporate services provider, to consent to the corporate actions.  No shareholder consent has been executed as of the date hereof.  The Company does not expect that the number of outstanding shares of its common stock nor the holdings of its management and these two principal shareholders will change prior to the taking of the action by written consent.  Under Florida law the Company is required to give written notice to its non-consenting shareholders within 10 days of the taking of an action by written consent of the majority shareholders, and the Company intends to use the definitive information statement as such notice.  Accordingly, the Company does not intend to obtain the written consent of the majority shareholders until immediately prior to filing of the definitive information statement.

Reverse Stock Split, page 3

4.	Please revise the last paragraph of this to indicate that you are conducting a reverse stock split, rather than a forward stock split.

RESPONSE:  The typographical error has been corrected on page 5 of Amendment No. 1.

Name change, page 5

5.
We note that you are changing your name from “Linkwell Corporation” to “Sun Sage Resources.”  It appears that you are changing your name in connection with the recent acquisition of Metamining Nevada, Inc.  Please expand your disclosure to provide detailed information relating to the transaction, including the information required by Items 11, 13 and 14 of Schedule 14A.  Refer to Note A of Schedule 14A.

RESPONSE:The Board of Directors did not determine to change the Company’s name specifically as a result of the closing of the recent acquisition of Metamining Nevada, but rather as part of an overall rebranding of the company following the transaction.  The Board of Directors has subsequently determined not to proceed with the proposed name change and not to recommend same to the Company’s shareholders.  Accordingly, Amendment No. 1 to the Schedule 14C has been revised to remove any reference to the pending name change.

Form 10-Q for the Fiscal Quarter ended March 31, 2012

General

6.
We note that on March 30, 2012 Linkwell Corporation issued shares to acquire Metamining Nevada that resulted in the shareholders of Metamining Nevada obtaining a majority interest in the consolidated entity.  Please provide us with a specific and comprehensive discussion regarding how you determined that this transaction is a reverse acquisition.  In this regard please tell us what consideration you gave to whether the transaction is a business combination that should be accounted for at fair value.  Please also tell us what consideration you gave to whether Metamining was an operating company prior to the transaction.

RESPONSE: In our review of ASC 805-40 Reverse Acquisition, we note it defines reverse acquisition in its Glossary as follows:

An acquisition in which the entity that issues securities (the legal acquirer) is identified as the acquiree for accounting purposes based on the guidance in paragraphs 805-10-55-11 through 55-15. The entity whose equity interests are acquired (the legal acquiree) must be the acquirer for accounting purposes for the transaction to be considered a reverse acquisition.

We further note ASC 805-10-55-12 provides guidance on how to determine the accounting acquirer in a business combination as follows:

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.  Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

"a.The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities....."

Prior to the reverse acquisition, the Company had 119,605,475 shares of common stock outstanding before the proposed 1:200 reverse stock split, which will become 598,027 shares after the 1:200 reverse stock split, subject to rounding. In conjunction with the reverse acquisition, the Company issued 9,000,000 shares of Series C convertible preferred stock and 3,000,000 Series C common stock purchase warrants to the former shareholder of Metamining Nevada. The 9,000,000 shares of Series C convertible preferred stock are, by its designations, convertible into 9,000,000 shares common stock after the proposed 1:200 reverse stock split; the 3,000,000 Series C common stock purchase warrants give the holder the right to purchase up to 3,000,000 shares of common stock after the proposed 1:200 reverse stock split. Concurrent with the reverse acquisition, the Company also issued 581,973 shares of Series C convertible preferred stock to CD International Enterprises, Inc., for services related to this reverse acquisition. As a result, Metamining Nevada’s former shareholder, as a group, received 12,000,000 voting rights out of total 13,180,000 voting rights after 1:200 reverse stock split basis, or 91.1% of total voting rights. Excluding the 3,000,000 Series C common stock purchase warrants, Metamining Nevada’s former shareholder, as a group, owns 88.4% of total voting rights, only 2.7 percentage points less with no impact on the voting rights control analysis. The Company believes that Metamining Nevada’s former shareholder’s control derived from obtaining majority voting rights qualified the transaction as a reverse acquisition.

Based on the above transactional analysis, Metamining Nevada became the "accounting acquirer" and the Company the "accounting acquiree" in a business combination.  The Company’s fair value approximates fair value of net assets acquired by Metamining Nevada in the reverse acquisition.

We consider Metamining Nevada an operating company owning mining rights for exploration and production  with minimal operations.

7.
Please help us understand how you have reflected the transaction with Metamining in your financial statements.  Typically in a reverse acquisition the historic stockholder’s equity of the accounting acquirer is retroactively restated for the equivalent number of shares received in the transaction.  The number of shares retained by the legal acquirer is shown as issued in the transaction at the transaction date.  Earnings per share are revised to reflect these changes.

RESPONSE: The Company reflected the accounting acquirer’s (Metamining Nevada’s) stockholders’ equity retrospectively in its financial statements prior to the reverse acquisition. The legal acquirer (the Company) issued no common stock but convertible preferred stock and common stock purchase warrants to execute the reverse acquisition, which were accounted for as additional paid in capital.  The number of shares retained by the legal acquirer is shown as issued on the transaction date. Earnings per share were revised to reflect these changes as shown in our Form 10-Q and in accordance with ASC 805-40 (reverse accounting rules).

Consolidated Statements of Operations and Comprehensive Income, page 2

8.
It appears that you have not included any results of Linkwell’s disinfectant business in your consolidated statement of operations.  Please explain how you have determined this to be appropriate and also explain how you will consolidate and report these operations in the future.  Additionally, please explain how you will account for the 8.9% interest which you do not own.

RESPONSE: The reverse acquisition occurred on the last day of the quarter ended March 31, 2012. As a result, the results of operations related to the Company’s disinfectant business are not included in the quarterly report. However, in the future all results of operations after the acquisition date will be included in the consolidated financial statements. The 8.9% interest not owned by the former Metamining Nevada shareholder but owned by historical Company shareholders will be accounted for as part of stockholders’ equity in the consolidated financial statements of the combined entities.

Notes to the Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page 4

Organization, page 4

9.
Given your exchange of 9,581,973 shares of Series C convertible preferred stock and 3,000,000 Series C common stock purchase warrants for 100% of the capital stock of Metamining Nevada, please explain more specifically how you have determined that Metamining has a 91.1% ownership after giving effect to an expected 1:200 reverse stock split.

RESPONSE:  As set forth above in response to comment 6, prior to the reverse acquisition, the Company had 119,605,475 shares of common stock outstanding before the proposed 1:200 reverse stock split, which will become 598,027 shares after the 1:200 reverse stock split. In conjunction with the reverse acquisition, and as set forth above, the Company issued 9,000,000 shares of Series C convertible preferred stock and 3,000,000 Series C common stock purchase warrants to the former shareholder of Metamining Nevada. The 9,000,000 shares of Series C convertible preferred stock is entitled to convert into 9,000,000 shares common stock after the proposed 1:200 reverse stock split; the 3,000,000 Series C common stock purchase warrants give the holder the right to purchase up to 3,000,000 shares of common stock after the proposed 1:200 reverse stock split. Concurrent with the reverse acquisition, the Company issued 581,973 shares of Series C convertible preferred stock to CD International Enterprises, Inc., a consultant, for its services related to this reverse acquisition. As a result, Metamining Nevada’s former shareholder, as a group received 12,000,000 voting rights out of total 13,180,000 voting rights after 1:200 reverse stock split basis, or 91.1% of total voting rights.

Set forth below is a table which provides the calculation of how the Company determined the voting rights of Metamining:

After Issuance of Shares of Series C Preferred Stock on the Merger Giving Proforma Effect to the Pending Reverse Stock Split
	Number of Shares	%
Company shareholders	598,027	4.54%
CD International Enterprises, Inc.	581,973	4.41%
Metamining Nevada shareholder(1)	12,000,000	91.05%

Total	13,180,000	100.00%

(1)           Excluding the 3,000,000 Series C common stock purchase warrants, Metamining Nevada’s shareholder would still own 9,000,000 voting rights, accounting for 88.4% of total voting rights, which is clearly a majority. Furthermore, pursuant to ASC 805-10-55-12(a), options, warrants and convertible securities should be considered in determining which group of owners retains or receives the largest portion of the voting rights.

10.
With a review towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you are accounting for your Series C convertible preferred stock and related warrant.  In this regard, please tell us what consideration you have given to whether the conversion option of the Series C stock should be bifurcated and remeasured every reporting period and how you have valued the warrant.

RESPONSE: The 10-Q Amendment includes additional disclosure in Note 13, as set forth below, in response to this comment.  Please see page 17.

Series C convertible stock and related Series C common stock purchase warrant.

The stated value of the Series C convertible preferred stock is $0.0005 per share and each share of Series C preferred stock entitles the holder to one vote for every share of common stock into which such Series C preferred stock is convertible.  The Series C common stock purchase warrants entitle the holder, Metamining, Inc., the right to purchase 3,000,000 shares of the Company’s common stock (after giving effect to the planned 1:200 reverse stock split) at the exercise price of $5.00 per share.

The 3,000,000 Series C common stock purchase warrants are separate from the Series C convertible preferred stock. In accordance with ASC 815 Derivatives and Hedging, Series C convertible preferred stock and purchase warrants are accounted for as equity separately and are not re-measured every reporting period as re-measurement requirement applies only to securities accounted for as liability. As a result, there is no other value contained in the Series C convertible preferred stock that requires bifurcation. The Company valued the warrant under Black-Scholes model based on historical data, as follows:

Asset Price on grant date (March 30, 2012) *	$9.00
Exercise Price	$5.00
Years until expiration	5.00
Volatility **	157%
Risk Free Rate	1.04%
Dividend Yield	0%

*           Asset price was after giving effect to the planned 1:200 reverse stock split.
**           Volatility was based on the prices of the Company’s common stock in the past five years.

Note 2 – Pro-Forma Financial Information – Reverse Acquisition of Metamining Nevada, page 10

11.
We note you have included the results of Linkwell for the period ended March 31, 2012.  Please help us understand how you have determined that income tax expense, net income attributable to non-controlling interests and net loss attributable to Linkwell Corp.

RESPONSE: Income taxes were calculated based on net income before income taxes from the Chinese subsidiaries of Linkwell Tech at their effective tax rates. Net income attributable to non-controlling interests were determined as 10% of net income from Linkwell Tech’s subsidiaries, while the other 90% portion was attributable to the Company.

Note 6 – Intangible Assets, page 17

12.	Given your transaction with Wuhai Likang and expansion into mining operations, please tell us how you have considered whether your intangible assets continue to be realizable.

RESPONSE: The Company determined its intangible assets have realizable value because these assets consist of customers’ lists which continue to contribute to the Company’s business.

Note 8 – Other receivables, page 18

13.
With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have determined amounts contributed to Wuhai Likang are realizable.  In this regard, please also tell us the amount and timing of any repayments Wuhai Likang has made to date.  Please clarify is you expect repayment on amounts that have been classified as investments.

RESPONSE: We believe that the amounts we contributed and advanced to Wuhai Likang are realizable and collectible as follows:

1. Wuhai Likang’s products primarily include dichlord isocyanuric acid, sodium dichloro cyanurate and trichloro isocyanuric acid. These products are the main raw materials to produce chlorine-releasing agents disinfectant. In the past, the Company purchased these raw materials from other suppliers, and encountered issues including inferior quality, unstable supply and volatile pricing. Wuhai Likang has commenced production and supplied the Company raw materials mentioned above with higher quality and 15% lower pricing than market prices.  In addition, our accounts payable terms with Wuhai Likang are for at least six months or longer, if necessary. We expect that accounts payable to Wuhai Likang would increase in the future due to additional purchase. We will deduct our advances to Wuhai Likang from these accounts payable.

2. Likang Biological makes domestic and export sales of Wuhai Likang’s products. Currently, the Company is in the process of obtaining new customers for these raw materials products in the Chinese market. The Company expects large purchase volumes from these customers and will deduct its advance to Wuhai Likang from these accounts payable.

3. China is a country that has historically experienced outbreaks of communicable disease from time to time. Likang Biological is a designated supplier of disinfectant products appointed by Chinese Ministry of Health. Wuhai Likang‘s sodium dichloro cyanurate and trichloro isocyanuric acid can be used directly as major disinfectant products in the period of outbreaks of communicable disease. As a result of the customer relationship between Likang Biological and Wuhai Likang, Liking Biological has preference to receive Wuhai Likang's products in case of outbreaks of communicable disease, which can help the Company better serve the public health market.

Wuhai Likang has not yet repaid the Company for any borrowings, but the Company is confident that its advances to Wuhai Likang are collectible based on historical analysis provided above. The Company does not expect the repayment on amounts that have been classified as investments because the Company expects a steady supply of raw materials from Wuhai Likang.

Note 10 – Related Party Transactions, page 19

14.
Please provide us with a rollforward of your accounts receivable from related parties from January 1, 2010 to present.  Please separately identify amounts related to ZhongYou.  Please present each fiscal period separately and specify the time period of collections.

RESPONSE: As requested, the table below provides a rollfoward of our accounts receivable from related parties from January 1, 2010 to March 31, 2012, with Zhongyou presented separately.

AR - Related Party - Roll-Forward Schedule
		Bad debt allowance	AR - related party, net
Balance @ 1.1.2010	6,117,568.00	-319,200.00	5,798,368.00
reclassify to due to related party at 12.31.2010	-1,416,317.19
sales - increase AR	6,989,387.00
AR collected	-3,621,261.44
Others including exchange rate change	-94,977.33
Balance @ 12.31.2010	7,974,399.04	-598,033.00	7,376,366.04

sales - increase AR	9,272,859.70
AR collected	-6,861,160.98
Others including exchange rate change	346,754.24
Balance @ 12.31.2011	10,732,852.00	-789,079.00	9,943,773.00

sales - increase AR	1,975,196.00
AR collected	-1,261,285.93
Others including exchange rate change	-209,993.07
Balance @ 3.31.2012	11,236,769.00	-789,906.00	10,446,863.00

AR – Zhongyou - Roll-Forward Schedule

Balance @ 1.1.2010	4,525,503.78	-319,200.00	4,206,303.78
sales - increase AR	6,987,576.00
AR collected	-3,505,019.37
Others including exchange rate change	-103,371.96
Balance @ 12.31.2010	7,904,688.45	-598,033.00	7,306,655.45

sales - increase AR	9,272,859.70
AR collected	-6,754,461.22
Others including exchange rate change	216,979.12
Balance @ 12.31.2011	10,640,066.05	-789,079.00	9,850,987.05

sales - increase AR	1,975,196.00
AR collected	-1,504,792.22
Others including exchange rate change	9,937.64
Balance @ 3.31.2012	11,120,407.48	-789,906.00	10,330,501.48

15.
Please provide us with specific details regarding when you expect the outstanding accounts receivable from related parties balance to be collected.  We note your disclosure on page 23 that payment is generally required within four to six months.  Please tell us why it appears actual payment time is longer than the required timeframe.

RESPONSE: As is customary in the PRC, to promote sales and earnings, the Company extends relatively long payment terms to its customers for sales to both third parties and related parties, generally requiring payment within four to six months. For the fiscal year ended December 31, 2011 and 2010, the average time of payment on accounts receivable from related parties was approximately nine months. Based upon the Company’s long-standing business relationship with these related parties, the Company believes that related party receivables are collectible.  To the best of the Company’s knowledge, there is no company-related issue with respect to any related party that might be delaying payment, nor are there any negative issues impacting our relationship with any related party.The Company expects collection over a one-year period.

16.
Please provide us with a specific and comprehensive discussion regarding how you have determined the amount of your allowance related to receivables with ZhongYou and why the allowance has increased in recent periods.

RESPONSE:  The Company’s historical experience with Zhongyou prior to 2010 has been that Zhongyou was able to pay off its balances due within one year. Pusuant to a confidential review of the financial statements of Zhongyou, management of the Company believes Zhongyou continues to have the ability to satisfy our accounts receivable. In order to be conservative, the Company determined to reserve approximately 8% of the gross accounts receivable balance. In recent periods, the allowance has increased due to increases in gross receivable balances.

Note 13 – Stockholders’ Equity, page 20

17.	Please tell us why your filing does not include a statement of changes in each caption of stockholders’ equity. Please provide us this information. Reference Rule 3-04 of Regulation S-X.

RESPONSE:  Please be advised that the Company does not believe that a stockholders’ equity statement is required as part of the interim financial statements in Form 10-Q due to the following:

1.           Pursuant to paragraph (c) of Rule 10-01 of Regulation S-X, interim balance sheet, interim statements of income and interim statements of cash flows are required on Form 10-Q. Stockholders’ equity statement is not required.

2.           Pursuant paragraph (a) of Rule 8-03 of Regulation S-X, which applies to the Company as a smaller reporting company, interim balance sheets, interim income statements and interim cash flow statements are required on Form 10-Q. Stockholders’ equity statement is not required.

However, for the staff’s information we have prepared the following table that reconciles the changes to our stockholders' equity in the reported balance sheet as of March 31, 2012:

	Preferred Stock		Common Stock		Additional paid in capital	Retained earnings (Accumulated deficit)	Total shareholders' equity (deficit)
	Shares	Amount	Shares	Amount

Balance, December 31, 2011	-	-	-	-	$3,112,945	(117,945)	$2,995,000

Adjustments for reverse merger accounting	9,581,973	$4,791	119,605,475	$59,803	$19,658,351	$5,000	19,727,945
Comprehensive income (loss):
Net loss for the period						(26,670)	(26,670)

Balance, March 31, 2012	9,581,973	$4,791	119,605,475	$59,803	$22,771,296	$(139,615)	$22,696,275

18.
We note your disclosure in the second paragraph which indicates that the reverse stock split was retroactively reflected in your consolidated statements, but that you decided not to proceed with the 1:30 reverse split.  Please reconcile these statements.

RESPONSE: The Company made an error in the disclosure language. The 1:30 reverse stock split was not retroactively reflected in the Company’s consolidated statements because the Board of Directors  determined not to proceed with the 1:30 reverse stock split after the transaction with Metamining Nevada was completed. Please see revised Note 13 of the 10-Q Amendment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations page 22

19.
With a review towards future disclosure, please provide us with a specific and comprehensive discussion of the underlying purpose for entering into the transaction with Metamining Nevada.  In addition, please tell us what consideration you gave to the need to raise additional funds to retain the mining and real property rights.

RESPONSE: The Company entered into the transaction with Metamining Nevada to expand its operations into the mining and trading business, which management believes represents undervalued mining assets with an opportunity for strong market diversification and revenue growth.The Company’s management considered the capital needs of Metamining Nevada during the discussions leading up to the acquisition and the need for this capital has been disclosed in the Company’s filings.  Historically, Metamining, Metamining Nevada’s prior parent, provided significant capital in connectionwith the acquisition of the Metamining Nevada’s mining rights.  During the discussions leading up to the acquisition, it was generally agreed between the Company’s management and Metamining that the Company could utilize its status as a public company to raise capital through equity offerings.  Metamining is now a principal shareholder of the Company and Song Qiang Chen, the control person of Metamining, has subsequently joined the Company’s board of directors.  By virtue of the foregoing, the Company’s management expects that Metamining and its principals will continue to assist the Company in accessing capital to fund the payments on themining rights until such time as the Company is able to undertakea sale of equity to provide the balance of these funds, together with the additional capital necessary to develop the assets. Once the Company has completed the reverse stock split, it expects to begin discussions with current shareholders in an effort to raise the first phase of the necessary capital which we expect that will be followed by a larger private placement.  However, at this time, the Company has no firm commitments for this additional capital.

Results of Operations, page 22

20.
We note that Metamining Nevada had no substantive operations during the quarter ended March 31, 2012; however, based on the information provided in the financial statements it appears that the disinfectant business of Linkwell continued operations.  Please tell us why your filing does not include a discussion of the results of operations for Linkwell and provide us with such a discussion.  In addition, please address whether the Company intends to continue the historical business plan and operations.

RESPONSE:  As set forth in response to earlier comments, the business combination was accounted for as a reverse acquisition, whereby Metamining Nevada was treated as the accounting acquirer. In addition, the reverse acquisition occurred on the last day of the quarter ended March 31, 2012. As a result, all disinfectant business owned by the Company was not included in the statement of operations for the quarter ended March 31, 2012, nor was it included in the comparative quarter in 2011. After the acquisition, Metamining Nevada would own all assets and operations and would thus be able to include all of the Company’s disinfectant business’s financial operations in its consolidated statement of operations in future quarters.  The Company is currently evaluating its business strategy as to whether to continue the historical Company business while diversifying its operations in the mining business in order to create shareholder value through the potential growth expected in the mining and trading business.

Liquidity and Capital Resources, page 22

21.
Please clarify why your filing does not include a discussion of the impact that Linkwell’s disinfectant business had on the Company’s liquidity and capital resources.  Please provide us with such information.  In this regard, please specifically address the collectability of your receivables and separately quantify the aging of receivables for both related parties and non-related parties.

RESPONSE: As a result of the reverse acquisition where Metamining Nevada became the accounting acquirer, the Company did not include a discussion of its disinfectant business.  The discussion of the impact that its disinfectant business had on the Company’s liquidity and capital resources for the three months ended March 31, 2012 is as follows:

Within our disinfectant business, working capital increased $300,410, or approximately 2%, to $15,512,379 on March 31, 2012 from $15,211,969 on December 31, 2011.  With the expansion of our business, we anticipate the need to utilize our capital resources in the near future. In addition to our working capital, we intend to obtain required capital through a combination of bank loans and the sale of our equity securities.

We currently have no material commitments for capital expenditures for our disinfectant business. As of March 31, 2012, we had a total of $1,588,739 in outstanding short-term loans, which will mature in July 2012. Other than these working capital and loans, we presently have no other alternative capital resources available to us.

We may need to raise additional capital in order to meet our expansion plans into the mining business with Metamining Nevada. We may raise additional capital through the sale of our equity securities. There can be no assurances that any additional debt or equity financing will be available to us on acceptable terms, if at all. The inability to obtain debt or equity financing could have a material adverse effect on our operating results, and as a result, we could be required to cease or significantly reduce our operations, seek a merger partner or sell additional securities on terms that may be disadvantageous to our shareholders.

The table below provides aging information of accounts receivable as of March 31, 2012.

	0-90 Days	91-180 Days	181-270 Days	271-365 Days	Over 365 Days	Total

AR - related parties	2,671,490	3,557,140	2,751,937	722,400	1,533,801	11,236,768
Less: Bad Debt allowance						(789,906)
AR, net						10,446,862

AR - third parties	787,150	507,996	331,341	158,287	1,742,419	3,527,193
Less: Bad Debt allowance						(938,594)
AR, net						2,588,599

Exhibits 31.1 and 31.2

22.
We note that your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K.  Please amend your filing to include the aforementioned language in your certifications.

RESPONSE:  The typographical errors in the certifications have been corrected in the 10-Q Amendment.  Please see Exhibits 31.1 and 31.2.

Form 8-K filed April 4, 2012 and as amended on May 11, 2012

23.
We note that Linkwell and Metamining have used two different auditors.  Please tell us who will be the auditor of the combined entity and tell us what consideration you gave to including disclosure in accordance with Item 304 of Regulation S-K and what consideration you gave to filing an Item 4.01 8-K.

RESPONSE:  The Company’s independent registered public accounting firm, Sherb & Co., LLP, is continuing as the auditor for the combined entity; accordingly, there was no requirement to provide disclosure in accordance with Item 304.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

24.
We note that you filed your Form 10-K on March 30, 2012, the same day you entered into the agreement with Metamining Inc. to acquire Metamining Nevada, Inc.  Please tell us when you entered into discussions regarding this transaction.  Please also explain to us why you did not disclose your intent to significantly change your business model in your disclosures in your Form 10-K.

RESPONSE:The Company entered into discussions regarding the possible acquisition of Metamining Nevada in early March 2012.  Additional disclosure has been included in the 10-K Amendment to provide information on the then pending Metamining Nevada acquisition.  Please see pages 17 and F-20 on the 10-K Amendment.

25.
Your disclosure regarding your outstanding stock in the shareholders’ equity portion of your balance sheet on page F-23 reflects that 3,153,516 shares were outstanding as of December 31, 2011.  In Item 2. of your Form 10-Q filed May 15, 2012, you disclose certain share issuances.  Please provide to us with a list of all of the share issuances and transactions that resulted in the 105,605,475 shares of capital stock outstanding, which is the amount you report on the cover page of the Form 10-K.

RESPONSE: The 10-K Amendment has been revised to delete any reference to the 1:30 reverse stock split which was never implemented, and to correct certain typographical errors related to outstandingshare and per share numbers.  Please see pages F-3, F-4, F-5, F-11, F-15, F-18, F-19 and F-20.  None of these corrections resulted in a restatement of our financial statements.

Set forth below is the requested list of all share issuances and transactions that resulted in the Company having a total of 105,605,475 shares of common stock issued and outstanding on March 26, 2012, which such transactions are described in Note 13 – Stockholders’ Equity and Part II, Item 2 of the 10-Q Amendment:

Issued and outstanding at December 31, 2011	94,605,475
Issued to Shang Hai Mai Law Firm January 4, 2012	6,000,000
Issued to Capital One Resources Co., Ltd. on March 12, 2012	5,000,000
Issued and outstanding at March 26, 2012	105,605,475

Subsequent to March 26, 2012, on March 29, 2012 we issued an additional 5,000,000 shares of our common stock to Capital One Resources Co., Ltd., which accounts for the disclosure in Part II, Item 2 of the Form 10-Q of the issuance of a total of 10,000,000 shares to that entity.  We have also expanded the disclosure in Part II, Item 2. to include the description of the 9,000,000 shares issued to an officer and employee in March 2012 as previously included in Note 13.  Please see page 26 of the 10-Q Amendment.

Note 18 – Subsequent Events, page F-25

26.	Please tell us why you have not included disclosure related to your arrangement with Metamining Nevada.

RESPONSE:  We have amended the Form 10-K and provided a subsequent event footnote. Please see page F-20 of the 10-K Amendment.

Engineering Comments

Form 8-K/A filed May 11, 2012

Organization and Principal Activities, Exhibit 99.1, page 6

27.
We note you refer to Metamining Nevada, Inc. as a development stage company in this section.  The terms of development and production have very specific meanings with Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf).  These terms reference either the development stage when companies are engaged in preparing reserves for production, or the production stage when companies are engaged in commercial-scale, profit-orientated extraction of minerals.  Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development and/or production throughout your document, and replace the terminology, as needed, with the terms such as explore or exploration.  This includes the use of the terms in the Financial Statement head notes and footnotes.  Please see Instruction 1 to paragraph (a) of Industry Guide 7.

RESPONSE: The Company has submitted relevant geological reports and pre-feasibility reports to the staff and believes Metamining Nevada is a development stage company. The amended Exhibit 99.1 included in the 8-K Amendment has been revised to remove all references to the terms “develop, development and/or production” as requested.  Please see page 6. These revisions did not result in a restatement of those financial statements.

28.
We note you reference iron ore in this section.  Under SEC Industry Guide 7, the term ore refers to that material that can be mined and processed commercially at a profit.  Since you have not established this material can be mined profitably with a high degree of certainty and established proven and/or probable reserves, please remove the term ore from your filing.

RESPONSE: The references to iron ore have been deleted in the amended Exhibit 99.1 included in the 8-K Amendment.  Please see page 6.

29.
We also note in this section that you use the terms “resources”, “identified resources”, “proven resources”, and “potential resources” in reference to quantities (tonnage) and quality (grade) estimates.  The provisions of Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  Please remove all resource disclosure and related quality estimates (tonnage and grade) from your filing.

RESPONSE: The references to resource disclosure and related quality estimates have been deleted in the amended Exhibit 99.1 included in the 8-K Amendment.  Please see page 6.

30.
We note you reference several geologic reports for your Iron Horse, Dodge, and/or Buena Vista properties.  Please forward to our engineer as supplemental information and not as part of your filing, the reports referenced, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercept

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environment or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

RESPONSE:  The requested information was provided to Mr. Schuler via overnight delivery on July 17, 2012.

31.
We note your disclosure of a Pre-feasibility study to establish the technical feasibility for your mining properties.  Please note that mineral reserves for a mineral property may not be designated unless:

•
Competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitability at a commercial rate.

•	The historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriategovernmental authorities.

RESPONSE: The requested information was provided to Mr. Schuler via overnight delivery on July 17, 2012.  Based upon the content of such information, the Company believes it can reference mineral reserves for its mineral property.

32.           Given the status of your properties, it would also be appropriate to include a brief discussion of the risks commonly associated with a pre-feasibility study.  Such risks may address the following points:

•	The limited amount of drilling and geologic study completed to date.

•	The process testing is limited to historic properties, small pilot plants and bench scale testing.

•	The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

•	The preliminary nature of the mine plans and processing concepts.

•	The rough preliminary operating and capital cost estimates.

•	Metallurgical flow sheets and expected recoveries are in development.

•	The history of pre-feasibility studies typically underestimating capital and operating costs.

RESPONSE:  The 10-Q Amendment contains the requested risk factor.  Please see page 22.

We trust the foregoing sufficiently responds to the staff’s comments.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Xuelian Bian
Xuelian Bian, Chief Executive Officer